Mail Stop 4561

March 24, 2008

Rahul C. Prakash
Chairman and Chief Executive Officer
SouthPeak Interactive Corporation
3130 Fairview Park Drive, Suite 500
Falls Church, Virginia 22042

> **Re: SouthPeak Interactive Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed March 4, 2008**
> **File No. 333-148691**

Dear Mr. Prakash:

We have reviewed your responses and amended Form S-4 and have the following comments. Please note that page references herein correspond with the marked version of Amendment No. 1 to Form S-4.

General

1. Please refer to prior comment 2 of our letter dated February 15, 2008. Please revise the form of proxy card so that it is clearly marked "Preliminary Copy."

2. Your filings indicate that you consider SP Holdings to be a successor issuer to GSPAC as contemplated by Rule 12g-3 under the Exchange Act. Please tell us your analysis as to the applicability of Regulation 13D to this transaction.

Questions and Answers about the Special Meeting

What are the transactions contemplated by the reorganization agreement?, page iv

3. Please explain for your investors why you are basing the value of the merger consideration on the closing price of GSPAC class B common stock rather than GSPAC common stock. We also note that the fairness opinion refers to a share price for GSPAC common stock of $5.18 in determining the transaction value.

What percentage of SP Holdings will the GSPAC stockholders…, page v

4. We note that the calculations on a fully diluted basis (i.e., those under the heading "exercise of all outstanding warrants") do not total 100%. It appears that you have excluded GSPAC warrants from the GSPAC stockholders column in presenting the calculations on a "fully diluted basis." Please explain to us why you believe your presentation is accurate or revise to provide a complete presentation that accounts for all of the derivative securities.

Summary, page 1

5. We note that the order of the information presented in the summary does not correspond to the order presented in the proxy statement itself. Consider whether the presentation would be clearer if the order of information in the summary mirrored the order in the proxy statement. See Item 14a-5 of Regulation 14A.

6. The Appraisal Rights summary refers to pages 36 and 56 for further details. To the extent possible, please revise the disclosure so that all of the information relevant to appraisal rights in the proxy statement appears under a single heading.

Comparative Per Share Data, page 16

7. Please reconcile GSPAC's historical earnings per share for the interim period to the information presented on pages 14 and F-48, and revise as necessary.

Background of the Merger and the Business Combination, page 37

8. Please explain the exact terms of the advisory agreement you entered into with HCFP/Brenner at the time of the IPO. Please tell us where these terms appear in the exhibits to your IPO registration statement. It would appear that HCFP/Brenner was contractually obligated to act as your representative in bringing potential business combination partners to your attention. Given that the fee for such services was agreed to be $900,000, it is unclear why HCFP/Brenner is now receiving $2.5 million for these services.

9. Please disclose for your shareholders the basis upon which this $2.5 million fee can be considered consistent with fees payable to raise capital for companies similarly situated to SouthPeak. Please also disclose for your shareholders how this fee compares to merger advisory fees generally payable in transactions of this nature. Furthermore, please disclose on the cover page of the prospectus, and in the summary, that if your shareholders approve this transaction, they will be approving a fee payable to HCFP/Brenner equal to approximately 8% of your total assets.

10. Please refer to prior comment 29 of our letter dated February 15, 2008. Please tell us when SouthPeak entered into an agreement with HCFP/Brenner to provide advisory/investment banking services. Tell us whether GSPAC was involved in negotiating the fee. We note your disclosure on page 43 that the cost of HCFP/Brenner's services is intended to be shared by all intended post-closing stockholders of SP Holdings, inclusive of the former members of SouthPeak.

11. Please clarify the sequence of events regarding the following:

    - You state on page 38 that in June 2007 HCFP/Brenner introduced SouthPeak to GSPAC "with the full understanding and disclosure" that HCFP/Brenner would represent SouthPeak in the business combination transaction. You then state that on our about July 6, 2007, "it was proposed and determined" that HCFP/Brenner would represent SouthPeak.   Disclose who initiated the proposal on July 6, 2007 regarding whom HCFP/Brenner would represent.

    - You state on page 39 that between July 6 and July 10, 2007, GSPAC decided to engage an investment advisory firm and that you contacted four such firms. You then engaged Hudson Square on our about July 6, 2007.

12. You indicate on page 39 that there was no prior relationship between Hudson Square Research and GSPAC, and that Hudson Square had "some familiarity" with SouthPeak's video games. To the extent there was any prior relationship between SouthPeak or Mr. Phillips on the one hand and Hudson Square or Daniel Ernst on the other, please disclose this. Briefly discuss the familiarity Hudson Square had with SouthPeak's video games.

13. Expand the disclosure on page 40 to discuss with greater specificity the key negotiation points that were raised during the period from August 2 to August 29, 2007 with respect to the proposals and counter-proposals relating to the valuation and structure of the proposed business combination.

14. We reissue in part prior comment 36 of our letter dated February 15, 2008. Please disclose the fee paid to Nexcore Capital, Inc. and disclose who recommended the consideration to be paid. Please also disclose, as requested, any material relationship between your company and Nexcore within the past two years, or direct us to this disclosure in the document.

15. Please refer to prior comment 38 of our letter dated February 15, 2008. We note your revised disclosure on page 49 – 50 describing Hudson Square's analyses. Regarding the criteria used in valuing SouthPeak, please expand the disclosure to identify the merger and acquisition transactions as well as the peer companies

used in the analyses. In addition, please expand the paragraph on page 50 to describe how Hudson Square arrived at its findings for each of the methodologies used. For instance, explain how the discounted cash flow valuation model result in a fair private market valuation range of between $26 million and $41 million.

16. Please tell us your analysis as to why the board books received from Hudson Square and Nexcore do not need to be filed pursuant to Item 21(c) of Form S-4.

Comparison of Rights of GSPAC Stockholders and SP Holdings Stockholders, page 72

17. You have not set out as separate proposals the new corporate governance-related and control-related provisions which will be applicable to the current GSPAC stockholders as a result of the transaction, e.g., the provision regarding the removal of directors for cause and the supermajority voting provision regarding charter amendments. Please tell us your analysis as to how this is consistent with Rule 14a-4(a)(3) under the Exchange Act. Please refer to Item 1S of the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (September 2004).

18. On page 67, you describe limitations on shareholders' ability to call a special meeting, but this does not appear in the chart on page 73. Please explain.

Information about SouthPeak

History, page 80

19. You indicate that the reason for suspending the company's activities is that management believed the video game market was in a "down portion of its business cycle," which you believed would enter an "up portion" by 2006. Because suspending business is not a typical response to cyclical downswings, please explain further why the company chose to suspend activities at that time rather than continue business operations in anticipation of a market upswing.

Liquidity and Capital Resources, page 101

20. Please tell us why you did not include the February 27, 2008 note discussed in Note 10 to the financial statements in your liquidity discussion.

Introduction to the SP Holdings Unaudited Pro Forma Condensed Combined Financial Statements, page 111

21. To help us better understand your response to prior comment 64 of our letter dated February 15, 2008, please provide us with a more comprehensive

explanation regarding why you view SouthPeak's current members as one minority interest shareholder under paragraph 17(b) of SFAS 141.

SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet, page 113

22. Refer to your presentation of additional paid-in capital and retained earnings. Please ensure that the sum of the numbers presented for SouthPeak and GSPAC, plus any acquisition adjustments, equal the balances presented for Combined (Assuming No Conversion).

23. We note your response to prior comment 66 of our letter dated February 15, 2008. Please explain to us what is represented by the reduction to retained earnings for $1.01 million and how you determined it was appropriate to offset such adjustment against paid-in capital. If you are presenting future expenses that you expect GSPAC to incur related to the acquisition, please tell us how you calculated this amount, why you have not also presented a pro forma adjustment to accrue for these future expenses, and reconcile your expected merger expenses for GSPAC to your disclosure in footnote (b) that total acquisition costs for both GSPAC and SouthPeak will be $1.3 million.

24. We read in footnote (b) that merger costs incurred by SouthPeak will be deferred and charged to paid-in capital upon consummation of the merger and business combination. In light of this statement, please tell us why pro forma adjustment (g) eliminates SouthPeak's deferred acquisition costs against cash instead of eliminating it against paid-in capital.

SP Holdings Unaudited Pro Forma Condensed Combined Statement of Operations, page 116

25. We read in your response to prior comment 70 of our letter dated February 15, 2008 that you compared the historical annual compensation of Terry Phillips and Melanie Mroz to their expected compensation upon completion of the business combination. We also read that the historical annual compensation includes base salary, bonus and benefits. Please tell us if or how you considered bonuses and benefits when estimating the compensation these officers will receive upon completion of the business combination. If you made adjustments to the historical level of bonuses and benefits, it would be unclear to us how such adjustments complied with Article 11-02(b)(6) of Regulation S-X.

26. Based on your response to prior comment 71 of our letter dated February 15, 2008, we assume that the pro forma adjustment to interest income on the trust account, assuming maximum conversion, should be calculated as follows for the interim period: historical interest income of $489,084, multiplied by 47%, less the

$135,373 already reduced in the column titled Acquisition Adjustment. This would result in an additional adjustment in the column titled Adjustments for Maximum Conversion of $94,496. Based on the above, it is unclear to us why you are presenting an additional adjustment of $233,141 instead of $94,496. Please advise or revise. Also apply this comment to your adjustments to interest income for the annual period.

27. Please tell us how your current presentation complies with Article 11-02(b)(5) of Regulation S-X. In this regard, it is unclear to us why your pro forma balances include the transaction costs expensed by GSPAC and why you have not quantified in a footnote the remaining transaction costs and other nonrecurring charges or credits directly related to the transactions that you expect to include in SP Holdings' income in the next 12 months. You should also consider labeling your net income as "income before nonrecurring charges or credits directly attributable to the transactions," or otherwise clearly indicating that such charges and credits are not included in pro forma net income.

28. Please reconcile your net income before provision for income taxes in the Combined (Assuming No Conversion) column to the previous numbers in that column, as the subtotal does not appear correct.

29. We note you have placed footnote (a) next to your calculations of weighted average number of shares outstanding and net income per common share. However, you do not appear to have provided narrative explaining what this footnote (a) represents. Please advise or revise.

SP Holdings' Directors and Management, page 120

30. You have retained a reference to your intended listing on the Nasdaq Global Market. Please disclose your analysis as to applicable independence standards.

Certain Relationships and Related Party Transactions

SouthPeak, page 124

31. Please refer to prior comment 77 of our letter dated February 15, 2008. Regarding the indebtedness discussed in the fourth paragraph in this section, please ensure that you disclose the largest aggregate amount of principal outstanding as well as the amount of principal paid during each period for which disclosure is provided. See Item 404(a)(5) of Regulation S-K. Disclose the business purpose for these loans and explain how the terms compare to the terms available from non-affiliated sources.

32. Further, we note your response that several of the related party transactions were not in writing. To the extent the oral communications constituted oral contracts or arrangements, you should summarize the arrangements in a writing and file the written description of the arrangements as exhibits to the registration statement. See the Corporation Finance Manual of Publicly Available Telephone Interpretations I.85., available on our website.

33. Please refer to prior comment 78 of our letter dated February 15, 2008. Please disclose whether the policies and procedures you describe for review, approval or ratification of transactions with related persons are in writing. If they are not in writing, expand the disclosure to discuss how these policies and procedures are evidenced. See Item 404(b)(iv) of Regulation S-K.

SouthPeak Financial Statements for the Fiscal Year Ended June 30, 2007

Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page F-10

34. We note your response to the first bullet point of prior comment 91 of our letter dated February 15, 2008. Since your response indicates that you do not host the online functionality of your games on your internal servers, please tell us whether you pay a third-party to host such online functionality, and if so, please quantify for us the amount paid for each period presented. Also provide us with a more detailed explanation of how you determined this online functionality did not constitute a separate element under EITF 00-21. Your response should specifically address how you considered the amount of modification on the part of the software developer to include multi-player formats in your games, the cost of developing the peer-to-peer functionality, and the extent to which the game users utilize the online functionality as support for your conclusion under EITF 00-21.

35. We read in your response to the third bullet point of prior comment 91 of our letter dated February 15, 2008 that the games Two Worlds X360 and Monster Madness X360 have additional content that can be downloaded through Xbox Live Arcade for free. Please explain to us in more detail how you are accounting for this downloadable content that is given to your customers for free. Also tell us whether you have recognized any revenue from these Xbox games, since we note from your response to the first bullet point of prior comment 91 that the three games that have been approved for the Xbox Live Arcade platform have not yet been released.

SouthPeak Financial Statements for the Period Ended December 31, 2007

Note 1 – Summary of Significant Accounting Policies
Concentrations of Credit Risk, Major Customers and Vendors, page F-23

36. We note your response to prior comment 94 of our letter dated February 15, 2008 and the related revisions made to Note 1. Please confirm to us, if true, that you have recorded an allowance for doubtful accounts for the entire amount receivable from Hollywood Video; otherwise, please explain to us in more detail how you determined that any amount of receivables from this customer were collectible given the customer's declaration of bankruptcy. Also tell us if you are continuing to sell products to Hollywood Video, and if so, how you account for such sales.

GSPAC Financial Statements for the Fiscal Year Ended July 31, 2007

Note 3 – Summary of Significant Accounting Policies
Net Income Per Share, page F-40

37. We read in your response to prior comment 97 of our letter dated February 15, 2008 that the "Class B common stock, subject to possible conversion" classified in the mezzanine section of your balance sheet participates in earnings only to the extent of the 19.99% of the interest income earned on the trust account and does not participate in other income or loss of GSPAC. Please explain to us in more detail how you reached this conclusion. In this regard, given that your response indicates that the Class B common stock classified in equity participates equally on a per-share basis with your common stock in the undistributed earnings of GSPAC, it is unclear to us why this would not also be true of the Class B common stock classified in the mezzanine section. We note that the same Class B stock certificate was given to all Class B shareholders, and that the classification in mezzanine versus equity does not represent different types of securities containing different rights, but rather is intended to indicate to investors that a portion of these securities may be redeemed for cash in a situation that is outside of your control. Please advise.

Note 7 – Warrants and Option to Purchase Common Stock, page F-43

38. We note your response to prior comment 99 of our letter dated February 15, 2008. Please explain to us in more detail how you concluded that there were no further timely filing or registration requirements. In this regard, please tell us whether the warrant agreements permit the warrants to be exercised if you do not maintain a current prospectus, and if so, tell us whether the warrant agreements specify how the warrants would be settled in this circumstance.

39. We note your response to prior comment 100 of our letter dated February 15, 2008 and have the following additional comments:

- We read in your response that the terms of the Founder's Warrants and UPO agreements with GSPAC permit settlement in unregistered shares. Please confirm to us, if true, that there are no penalties or liquidated damages associated with settling these agreements in unregistered shares. If settlement in unregistered shares triggers any penalties or liquidated damages, please explain to us in more detail how you considered the guidance in paragraphs 14-18 of EITF 00-19, especially paragraph 16, when concluding that these warrants should be classified as equity.

- We read in your response that once SP Holdings assumes the Founder's Warrants and UPO agreements, the registration rights with respect to the Founder's Warrants will change such that you will have to pay up to a maximum of $300,000 for delays in filing and obtaining effectiveness of the related registration statement. Please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, especially paragraph 16, when concluding that these warrants should be classified as equity by SP Holdings. If you do not believe these warrants should be classified as equity by SP Holdings, please tell us why they appear to be classified as equity within the pro forma financial statements of SP Holdings presented in your filing.

GSPAC Financial Statements for the Period Ended January 31, 2008

General

40. Please conform the numbers presented in your financial statements within your Form S-4 to the numbers presented in your financial statements within your Form 10-Q for the quarterly period ended January 31, 2008. In this regard, you appear to have certain typographical errors on your equity statement and cash flow statement.

Annexes

Opinion of Nexcore Capital, Inc.

41. We note the limitation on reliance by shareholders in the fairness opinion provided by Nexcore. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Nexcore's belief that shareholders cannot rely upon the opinion to support any claims against Nexcore arising under applicable state law (e.g., the inclusion of an express disclaimer in Nexcore's engagement letter with the Company). Describe

any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Nexcore would have no effect on the rights and responsibilities of either Nexcore or the board of directors under the federal securities laws.

You may contact Jennifer Thompson at 202-551-3737 or Kathy Collins, Accounting Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please direct all other questions to Maryse Mills-Apenteng at 202-551-3457 or David Orlic, Special Counsel, at 202-551-3503. If you require further assistance, please contact the undersigned at 202-551-3462.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via facsimile: 703-749-1301
        Mark J. Wishner, Esq.
        Greenberg Traurig, LLP